U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Hannon                              Michael                     R.
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   (Last)                           (First)             (Middle)
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                        New York                 10020
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Telecorp PCS, Inc.  ("TLCP")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


December 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                          6.
                                                           4.                              5.             Owner-
                                                           Securities Acquired (A) or      Amount of      ship
                                              3.           Disposed of (D)                 Securities     Form:     7.
                                              Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                              Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security               Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                      (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Class A Voting Common Stock      12/3/01        S               225,000      D     12.37    10,177,129      I           (FN 1)
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Class A Voting Common Stock      12/3/01        J               592,171      D      N/A     10,177,129      I           (FN 1)

                                              (FN 2)                               (FN 2)
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Class A Voting Common Stock      12/4/01        S               250,000      D     12.28    10,177,129      I           (FN 1)
------------------------------------------------------------------------------------------------------------------------------------

Class A Voting Common Stock      12/4/01        J               657,968      D      N/A     10,177,129      I           (FN 1)

                                              (FN 2)                               (FN 2)
------------------------------------------------------------------------------------------------------------------------------------
Class A Voting Common Stock      12/5/01        S               285,000      D     12.62    10,177,129      I           (FN 1)
------------------------------------------------------------------------------------------------------------------------------------

Class A Voting Common Stock      12/5/01        J               750,083      D      N/A     10,177,129      I           (FN 1)

                                              (FN 2)                               (FN 2)
------------------------------------------------------------------------------------------------------------------------------------
Class A Voting Common Stock      12/6/01        S               230,000      D     12.86    10,177,129      I           (FN 1)
-----------------------------------------------------------------------------------------------------------------------------------

Class A Voting Common Stock      12/6/01        J               605,330      D      N/A     10,177,129      I           (FN 1)

                                              (FN 2)                               (FN 2)
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Class A Voting Common Stock      12/10/01       S                17,500      D      12.00   10,177,129      I           (FN 1)
------------------------------------------------------------------------------------------------------------------------------------

Class A Voting Common Stock      12/10/01       J                46,058      D      N/A     10,177,129      I           (FN 1)

                                              (FN 2)                               (FN 2)
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Class A Voting Common Stock      12/11/01       S                50,000      D      12.00   10,177,129      I           (FN 1)
------------------------------------------------------------------------------------------------------------------------------------

Class A Voting Common Stock      12/11/01       J               131,593      D      N/A     10,177,129      I           (FN 1)
                                              (FN 2)                               (FN 2)
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Class A Voting Common Stock      12/12/01       S               343,586      D     11.70    10,177,129      I           (FN 1)
------------------------------------------------------------------------------------------------------------------------------------

Class A Voting Common Stock      12/12/01       J               904,274      D      N/A      10,177,129     I           (FN 1)

                                              (FN 2)                               (FN 2)
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Class A Voting Common Stock      N/A           N/A      N/A     N/A        N/A      N/A       282,364       I          By Telecorp
                                                                                                                       Investment
                                                                                                                       Corp., LLC
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)


FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                  10.
                                                                                                       9.       Owner-
                                                                                                       Number   ship
                                                                                                       of       Form
               2.                                                                                      Deriv-   of
               Conver-                    5.                              7.                           ative    Deriv-  11.
               sion                       Number of                       Title and Amount             Secur-   ative   Nature
               or                         Derivative    6.                of Underlying       8.       ities    Secur-  of
               Exer-             4.       Securities    Date              Securities          Price    Bene-    ity:    In-
               cise     3.      Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)     of       ficially Direct  direct
               Price    Trans-  action   or Disposed   Expiration Date   ----------------     Deriv-   Owned    (D) or  Bene-
1.             of       action  Code     of (D)        (Month/Day/Year)             Amount    ative    at End   In-     ficial
Title of       Deriv-   Date    (Instr.  (Instr. 3,    ----------------             or        Secur-   of       direct  Owner-
Derivative     ative    (Month/ 8)       4 and 5)      Date     Expira-             Number    ity      Month    (I)     ship
Security       Secur-   Day/    ------   ------------  Exer-    tion                of        (Instr. (Instr.   (Instr. (Instr.
(Instr. 3)     ity      Year)   Code V   (A)   (D)     cisable  Date     Title      Shares       5)      4)        4)    4)
------------------------------------------------------------------------------------------------------------------------------
                                                                         Class A
Class C                                                                  Voting
Common Stock   N/A       N/A     N/A       N/A  N/A     (FN 3)   N/A     Common Stock  27,489  (FN 4)   27,489     I     (FN 1)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         Class A
Class C                                                                  Voting                                          By Telecorp
Common Stock   N/A       N/A     N/A       N/A  N/A     (FN 3)   N/A     Common Stock   460    (FN 4)   460       I      Investment
                                                                                                                         Corp., LLC
------------------------------------------------------------------------------------------------------------------------------------
                                                                         Class A
Class D                                                                  Voting
Common Stock   N/A       N/A     N/A       N/A  N/A     (FN 3)   N/A     Common Stock  199,522 (FN 4)   199,522    I     (FN 1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                         Class A
Class D                                                                  Voting                                          By Telecorp
Common Stock   N/A       N/A     N/A       N/A  N/A     (FN 4)   N/A     Common Stock   3,024  (FN 4)    3,024     I     Investment
                                                                                                                         Corp., LLC
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
Explanation of Responses:

(1) The amounts shown represent the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners (23A SBIC), LLC ("JPM 23A SBIC"), a portion of which may be deemed attributable to the reporting person because the reporting person is a limited partner of JPMP Master Fund Manager, L.P. ("MF Manager"), the sole non-managing member of JPM 23A SBIC. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within MF Manager and JPM 23A SBIC.

(2) These shares were dividended, through the managing member of JPM 23A SBIC to JPMorgan Chase Bank and ultimately, its parent, J.P. Morgan Chase & Co.

(3) These shares are convertible at the option of the holders after the receipt by the Issuer of an opinion of regulatory counsel that the Class A Voting Common Stock and the Voting Preference Stock can vote and be treated as a single class of stock with one vote per share and the affirmative vote of the holders of 66 2/3% or more of the Class A Voting Common Stock.

(4) These shares convert on a one for one basis; no conversion price is required to convert shares.


/s/  Michael R. Hannon                                          1/10/02
---------------------------------------------            -----------------------
     Michael R. Hannon                                           Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.